UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

ANNOUNCEMENT OF RECORD DATE

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information concerning the matters voted by the shareholders through postal ballot in the form of remote electronic voting (“e-voting”) and the record date for the proposed buyback of shares of the Company. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On May 22, 2026, the Company informed the stock exchanges in India on which its equity shares are listed and the New York Stock Exchange that the Company has fixed Friday, June 5, 2026 as the record date for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of face value of ₹2/- (Rupees Two only) each of the Company (“Equity Shares”) at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share payable in cash for an aggregate amount of up to ₹1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only). A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M Sanaulla Khan

M Sanaulla Khan
Senior Vice President & Company Secretary

Dated: May 22, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated May 22, 2026.